                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Schedule 13D/A


          Under the Securities Exchange Act of 1934 (Amendment No. 2)*



                               Prize Energy Corp.
--------------------------------------------------------------------------------
                (formerly known as Vista Energy Resources, Inc.)
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74267L106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Richard L. Covington
                          125 E. John Carpenter Freeway
                                    Suite 600
                               Irving, Texas 75062
                                 (972) 432-1440
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2000
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74267L106                 SCHEDULE 13D


-------------------------------------------------------------------------------------------------------------------
(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

            NATURAL GAS PARTNERS III, L.P.
-------------------------------------------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                   (a) [ ]
                                                                                                            (b) [ ]
-------------------------------------------------------------------------------------------------------------------
(3)   SEC Use Only
-------------------------------------------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)                                                            OO (SEE ITEM 3)
-------------------------------------------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                       [ ]
-------------------------------------------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization      NATURAL GAS PARTNERS III, L.P. IS A LIMITED PARTNERSHIP
                                                FORMED UNDER THE LAWS OF THE STATE OF DELAWARE

-------------------------------------------------------------------------------------------------------------------
      Number of                    (7)      Sole Voting Power                                             1,202,510
      Shares Bene-                 --------------------------------------------------------------------------------
      ficially                     (8)      Shared Voting Power                                                   0
      Owned by                     --------------------------------------------------------------------------------
      Each                         (9)      Sole Dispositive Power                                        1,202,510
      Reporting                    --------------------------------------------------------------------------------
      Person With                  (10)     Shared Dispositive Power                                              0
-------------------------------------------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                        1,202,510
-------------------------------------------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                      [ ]
-------------------------------------------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                                                      8.7%*
-------------------------------------------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                                                                PN
-------------------------------------------------------------------------------------------------------------------

* Assumes the conversion of 3,984,197 shares of Series A 6% Convertible Preferred Stock of the Company owned by Pioneer Natural Resources USA, Inc. into 3,984,197 shares of Common Stock of the Company and the purchase by the Company of 1,346,482 of such shares of Common Stock.

CUSIP NO. 74267L106               SCHEDULE 13D


-------------------------------------------------------------------------------------------------------------------
(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

            RAINWATER ENERGY INVESTORS, L.P.
-------------------------------------------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                  (a)  [ ]
                                                                                                           (b)  [ ]
-------------------------------------------------------------------------------------------------------------------
(3)   SEC Use Only
-------------------------------------------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)                                                            OO (SEE ITEM 3)
-------------------------------------------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                       [ ]
-------------------------------------------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization      RAINWATER ENERGY INVESTORS, L.P. IS A LIMITED PARTNERSHIP FORMED
                                                UNDER THE LAWS OF THE STATE OF DELAWARE

-------------------------------------------------------------------------------------------------------------------
      Number of                    (7)      Sole Voting Power                                             1,202,510
      Shares Bene-                 --------------------------------------------------------------------------------
      ficially                     (8)      Shared Voting Power                                                   0
      Owned by                     --------------------------------------------------------------------------------
      Each                         (9)      Sole Dispositive Power                                        1,202,510
      Reporting                    --------------------------------------------------------------------------------
      Person With                  (10)     Shared Dispositive Power                                              0
-------------------------------------------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                        1,202,510
-------------------------------------------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                      [ ]
-------------------------------------------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                                                      8.7%*
-------------------------------------------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                                                                PN
-------------------------------------------------------------------------------------------------------------------

* Assumes the conversion of 3,984,197 shares of Series A 6% Convertible Preferred Stock of the Company owned by Pioneer Natural Resources USA, Inc. into 3,984,197 shares of Common Stock of the Company and the purchase by the Company of 1,346,482 of such shares of Common Stock.

CUSIP NO. 74267L106                 SCHEDULE 13D


-------------------------------------------------------------------------------------------------------------------
(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

            GFW III, L.L.C.
-------------------------------------------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                  (a)  [ ]
                                                                                                           (b)  [ ]
-------------------------------------------------------------------------------------------------------------------
(3)   SEC Use Only
-------------------------------------------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions)                                                            OO (SEE ITEM 3)
-------------------------------------------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                       [ ]
-------------------------------------------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization      GFW III, L.L.C. IS A LIMITED LIABILITY COMPANY FORMED UNDER THE
                                                LAWS OF THE STATE OF DELAWARE

-------------------------------------------------------------------------------------------------------------------
      Number of                    (7)      Sole Voting Power                                             1,202,510
      Shares Bene-                 --------------------------------------------------------------------------------
      ficially                     (8)      Shared Voting Power                                                   0
      Owned by                     --------------------------------------------------------------------------------
      Each                         (9)      Sole Dispositive Power                                        1,202,510
      Reporting                    --------------------------------------------------------------------------------
      Person With                  (10)     Shared Dispositive Power                                              0
-------------------------------------------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person                                        1,202,510
-------------------------------------------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                      [ ]
-------------------------------------------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)                                                      8.7%*
-------------------------------------------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)                                                                OO
-------------------------------------------------------------------------------------------------------------------

* Assumes the conversion of 3,984,197 shares of Series A 6% Convertible Preferred Stock of the Company owned by Pioneer Natural Resources USA, Inc. into 3,984,197 shares of Common Stock of the Company and the purchase by the Company of 1,346,482 of such shares of Common Stock.

     This Amendment No. 2 amends the Schedule 13D filed on November 6, 1998, as amended on February 17, 2000 (the "Schedule 13D), and relates to shares of common stock, par value $.01 per share ("Common Stock"), of Prize Energy Corp. (formerly known as Vista Energy Resources, Inc.), a Delaware corporation (the "Company"). The Company's principal executive offices are located at 3500 William D. Tate, Suite 200, Grapevine, Texas 76051. Capitalized terms used without definition in this Amendment No. 2 shall have the respective meanings ascribed to them in the Schedule 13D. Use of the words "herein" and "hereof" are references to the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER

     No modification.

ITEM 2.  IDENTITY AND BACKGROUND

     No modification.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Schedule 13D is hereby amended by adding the following to the end thereof:

     On March 31, 2000, a change in the percentage ownership of the Reporting Person occurred solely as a result of the conversion of 3,984,197 shares of Series A 6% Convertible Preferred Stock of the Company owned by Pioneer Natural Resources USA, Inc. into 3,984,197 shares of Common Stock and the purchase by the Company of 1,346,482 of such shares of Common Stock. Therefore, no funds or consideration were expended by the Reporting Person.

ITEM 4.  PURPOSE OF THE TRANSACTION

     No modification.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Parts (a) and (b) of Item 5 of Schedule 13D are hereby replaced in their entirety as follows:

     (a) and (b) Each of the Partnership, REI and GFW III is the beneficial owner of 1,202,510 shares of the Common Stock which represents 8.7% of the outstanding shares of Common Stock. Such shares include 503,120 shares subject to purchase upon exercise of warrants which are currently exercisable at an exercise price of $28.00 per share. Each such reporting person has the sole power to vote and dispose of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No modification.



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

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     No modification.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2000              NATURAL GAS PARTNERS III, L.P.

                                 By: Rainwater Energy Investors, L.P., its Sole General Partner
                                 By: GFW III, L.L.C., its Sole General Partner


                                 By:  /s/ David R. Albin
                                      ------------------------------------------
                                      David R. Albin, Authorized Member


Date: April 7, 2000              RAINWATER ENERGY INVESTORS, L.P.

                                 By: GFW III, L.L.C., its Sole General Partner


                                 By:  /s/ David R. Albin
                                      ------------------------------------------
                                      David R. Albin, Authorized Member


Date: April 7, 2000              GFW III, L.L.C.


                                 By:  /s/ David R. Albin
                                      ------------------------------------------
                                      David R. Albin, Authorized Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than the executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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